

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2011

Via Email
Kirsten Mellor
General Counsel
CafePress Inc.
1850 Gateway Drive, Suite 300
San Mateo, California 94404

> **Re: CafePress Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 22, 2011**
> **File No. 333-174829**

Dear Ms. Mellor:

We have reviewed your amended registration statement and related correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's discussion and analysis of financial condition and results of operations, page 44

Critical accounting policies, page 48

Revenue recognition, page 48

1. We have reviewed your response to comment two in our letter dated August 17, 2011. We accept your representation that flash deal promotion redemption history *thus far* appears to support your breakage rate. However, we are still unclear on how 114 promotions in total and a history of less than 18 months provides sufficient quantitative historical evidence that the estimate is based on a large population of homogenous transactions and the obligation for future performance is remote. Considering this limited history and the growing prevalence of and growing consumer familiarity with flash deal promotions, the staff's acceptance of recording breakage revenue prior to expiration is conditioned upon a sufficient history of redemption. We are not convinced you have

such a history. Please either revise your accounting policy going forward to recognize breakage upon expiration of the flash deal promotion or provide further clarification why your breakage policy and estimates are appropriate.

2. Summary of significant accounting policies, page F-7

2. We have reviewed your response to comment three in our letter dated August 17, 2011 as well as related information included on your website at http://www.cafepress.com/cp/info/sell/index.aspx?area=intro_money&page=intro_money and http://www.cafepress.com/cp/info/help/pricing_policy.aspx. In particular, we note your "Shop Pricing Policy" indicates that "Each CafePress product sold through your Basic and/or Premium shops has a Base Price that includes all fees associated with selling. You simply set your retail price above the Base Price. When you sell an item, we keep the Base Price and we send you the markup." Since this "markup" is determined by and passes directly to shop owners, we believe the markup should be presented on a net basis on your statements of operations. If you continue to disagree, please provide compelling evidence that supports why such a pass-through cost, payable by end customers to shop owners, should be treated in the same manner as other royalties and commissions you pay to shop owners for use of content and/or driving business to your websites. As previously requested, please quantify for us the amount of "markups" classified in revenues and cost of net revenues for each period presented in your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or, in his absence, me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant

cc: Davina K. Kaile
        Pillsbury Winthrop Shaw Pittman
        Via Email